Exhibit 13.1


[Front Cover]

Defining the Future of ESRD Therapy
[Graphic omitted]

Nephros
Annual Report 2004

[Outside of Flap]

Hemodiafiltration Therapy

Quotes from the industry literature regarding hemodiafiltration therapy

"Allows for the correction of anemia with a 50% reduction in the doses of Epo and Iron, and results in lower serum (beta)2M levels."
Duranti E: Long-Term Data of Patients Changing from Standard
Hemodiafiltration to Online Hemodiafiltration: Dialysis Transplant 2003; 32(2):73, 76- 9,100

"On-line hemodiafiltration (HDF) provides the largest amount of blood purification over a wide molecular weight spectrum achievable with present renal replacement therapies."
Ledebo I: On-Line Hemodiafiltration: Technique and Therapy.
Advances in Renal Replacement Therapies 1999; 6(2): 195-208

"I agree with Dr. Ledebo in calling for a reexamination of HF for routine use in maintaining patients with ESRD as a potentially superior modality for "laundering" uremic blood."
Henderson L W: Hemofiltration and the Middle Molecule. Blood
Purif 1999; 17: 175-177

"By combining diffusive, convective and adsorptive transfer in the same exchange module, HDF provides the highest clearances of both small and large solutes."
Canaud B, Bosc JY, Leray-Moraues H, Stec F, Argiles A,
Leblanc M, Mion C: On-Line Haemodiafiltration. Safety and
Efficacy in Long-Term Clinical Practice: Nephrol Dialysis
Transplant 2000; 15(suppl.1):60-7

"OL-HDF provides marked enhancement of
convection volume and enables a significant increase in osteocalcin and (beta)2-microglobulin removal."
Maduell F, Navarro V, Cruz M C, Torregrosa E, Garcia D, Simon
V, Ferrero J A : Osteocalcin and Myoglobin Removal in On-Line
Hemodialfiltration versus Low and High-Flux Hemodialysis. AJKD
2002 Sep; 40(3):582-589

"Predialytic serum P levels diminished in HDF (from
5.8+/-0.2 to 4.4+/-0.3 mg/dl; P<0.05), but they remained
unchanged in HD."
Minutolo R, Bellizzi V, Cioffi M, Iodice C, Giannattasio P, Andreucci M, Terracciano V, Di Iorio BR, Conte g, De Nicola L : Postdialytic Rebound of Serum Phosphorus: Pathogenetic and Clinical Insights.
J Am Soc Nephrol 2002; 13(4):1046-54

"We found that HF and HDF reduced DRA mortality and postponed the need for CTS surgery."
Locatelli F, Marcelli D, Conte F, Limido A, Malberti F, Spotti D for the Registro Lombardo Dialisi & Trapianto : Comparison of Mortality in ESRD Patients on Convective and Diffusive Extracorporeal
Treatments. Kidney Int 55:286-293, 1999

"The increased efficiency of HDF over hfHD makes
HDF treatment preferentially suited for larger patients who cannot attain adequate dialysis within 4 hours. This modality is also ideal for removal of (beta)2-microglobulin for patients at risk of amyloidosis"
Mishkin MA, Mishkin GJ, Lew SQ: Solute Removal in Hemodialysis
Compared to Standard High Flux Dialysis: Combined Analysis of 2

Cross Over Studies (abstract): J Am Soc Nephrol 2002; 13:238A/ASN
Congress, Oct.30-Nov4

"OL HDF uses ultrapure dialysate and reinfusate with the aim of sterility and apyrogenicity and thus contributes to a reduced proinflammatory cytokine production, improving anemia."
Bonforte G, Grillo P, Zerbi S, Surian M: Improvement of Anemia in
Hemodialysis Patients Treated by Hemodiafiltration with High-
Volume On-Line Prepared Substitution Fluid. Blood Purif 2002; 20:
357-363

"Vascular stability during the dialytic session is improved by convective processes, as is confirmed by a low prevalence of arterial hypertension in HDF patients."
Gonella M, Calabrese G, Pratesi G, Mazzota A, Vagelli G: Optimization of Extracorporeal Dialytic Treatment: On-line Hemodiafiltration (in Italian, abstract in English): Minerva Urol Nefrol 2001; 53(2):105-12

"Treatment with On-line HDF with a highly permeable and biocompatible membrane has a proven to be an efficient, well tolerated and safe technique.
Furthermore it leads to a low prevalence of dialysis amyloidosis and a superior P clearance."
Lorney W, Because I, Billiouw JM, Sierens L, Van Malderen P,
D'Haenens P: On-line Haemodiafiltration. Remarkable Removal of B2-microglobulin. Long-Term Clinical Observations: Nephrol
Dialysis Transplant 2000; 15(suppl.1); 49-54

"On-line HDF offers a better cardiovascular stability and clinical improvement."
Lin CL, Huang CC, Chang CT, Wu MS, Hung CC, Chien CC, Yang
CW: Clinical Improvement by Increased Frequency of On-line
Hemodiafiltration: Renal Failure 2001; 23(2):193-206

"On-line hemodiafiltration provides superior solute removal to high-flux hemodialysis over a wide molecular weight range."
Ward RA, Schmidt B, Hullin J. Hillebrand GF, Samtleben W:
A Comparison of On-line Hemodiafiltration and High-flux
Hemodialysis: A Prospective Clinical Study: J AM Soc Nephrol 2000;
11(2):2344-50

Defining the Future of ESRD Therapy

[Inside of Flap]

Nephros, Inc. was founded in 1997 by health professionals, scientists and engineers to improve the quality of life for the End Stage Renal Disease (ESRD) patient, while addressing the critical needs of the care provider. We believe we have developed the most effective ESRD therapy available worldwide, offering unique and proprietary technologies that dramatically improve clinical efficacy. Our technologies also remove a range of harmful substances not adequately removed by existing dialysis methods; addressed specifically are substances known collectively as middle molecules, due to their molecular weight, that contribute to such conditions as carpal tunnel syndrome, dialysis related amyloidosis, and degenerative bone disease in the ESRD patient.

We were founded to address current voids in ESRD treatment:

      Stale methodologies
      Cost and reimbursement issues
      Quality of care issues

Our technology focus:

      Unique and cost-effective proprietary technologies
      Marked improvements in treatment efficacy per unit time
      Platforms: easy to use and maintain
      Technology that integrates well with existing manufacturing and clinical infrastructures


Forward Looking Statements
Certain statements in this 2004 Annual Report, including certain statements contained in the Chief Executive Officer's letter to stockholders, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including statements regarding the efficacy and intended utilization of our technologies under development and our currently anticipated operations, are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond our control. Actual results may differ materially from the expectations contained in the forward-looking statements. Factors that may cause such differences include the risk that potential products that appeared promising in early research or clinical trials to us do not demonstrate efficacy or safety in subsequent pre-clinical or clinical trials, risk that product orders will be cancelled, the risk that patients currently using our products may cease to do so or that patients expected to begin using our products will not, and the risk that we will not obtain appropriate or necessary governmental approvals to market our products. More detailed information about Nephros and the risk factors discussed above is set forth in this Annual Report including the Annual Report on Form 10-KSB filed with the SEC on March 31, 2005, and included in this Annual Report. We do not undertake an obligation to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise.

[Inside Cover]

Dear Stockholder,

I am very pleased to report our achievements in 2004. Important milestones for the year included completing our initial public offering, strengthening our management team, configuring our European sales and marketing program, and initiating sales in Europe of OLpur(TM) MD190, our advanced proprietary filter designed specifically for use in mid-dilution hemodiafiltration (HDF) therapy for the treatment of End Stage Renal Disease (ESRD).

We successfully completed our initial public offering on September 24, 2004, selling 2,100,000 shares of common stock at a price of $6.00 per share, with net proceeds totaling $10,784,586. This was one of our top priorities, and was an important step in strengthening our ability to successfully execute our growth strategy in 2005 and beyond.

In 2004, we expanded our executive management team by bringing in Marc Panoff as our Chief Financial Officer, and strengthened our operational platform by hiring Jan Rehnberg to join Nick Staub, who joined us in November 2003, as key members of our marketing organization. These gentlemen integrated themselves into our organization quickly and made important contributions to our progress during the past year. Marc was instrumental in our successful
IPO, and Jan and Nick each played a critical role in the launch of our OLpur(TM) MD190, while developing our marketing and sales program in Europe and building relationships with customers and distributors.

We have created distribution channels in Europe, including an in-house sales team and a group of leading renal and medical product distributors. With the efforts of both groups we initiated marketing of our OLpur(TM) MD190 in this region in March 2004. We continue working to build awareness of our technology and to establish valuable clinical relationships. We are increasing our share of the European market with a growing patient base now on therapy in the United Kingdom, France and Italy, and additional clinics currently converting patients to MD190 therapy in Germany, Spain and Sweden.
We believe the CE Mark approval of the OLpur(TM) H2H(TM), our add-on module that converts the most common types of hemodialysis machines into HDF-capable machines, should be an important milestone in our continuing growth.
Clinical trials for the OLpur(TM) H2H(TM) are targeted for this summer, with CE Mark approval expected by early 2006.

In March 2005, we signed a ten-year licensing agreement with Asahi Kasei Medical Co., Ltd., allowing them to develop their own products in Japan using our mid-dilution HDF technology. Asahi Kasei is the largest provider of dialysis filters in Japan, and one of the top three dialysis filter providers worldwide. This agreement provided us with a $1.75 million up-front license fee, plus additional royalties and milestone payments contingent on future product sales in Japan. Also, in connection with the licensing agreement, Asahi made an approximately $956,000 equity investment in Nephros. In addition to the financial aspects of this transaction, we believe this agreement is of exceptional value to us in having one of the world's most successful dialyzer companies license our mid-dilution HDF technology, and raise awareness of this technology in one of the world's top three dialysis markets.

We believe our mid-dilution HDF is the best therapy available in the ESRD marketplace. Although we accomplished many important milestones in 2004, we recognize that we still have plenty of work to do. We have placed into motion the steps we will need to obtain the CE Mark approval of our OLpur(TM) H2H(TM) module, as well as 510(k) approvals from the FDA for our OLpur(TM) HD190, a high flux filter designed for use in a variety of ESRD therapies, including dialysis and hemodiafiltration (HDF), the OLpur(TM) MD190 and the OLpur(TM) H2H(TM) module.

We thank you for your continued interest and support and look forward to an exciting 2005.

Sincerely,

/s/ Norman J. Barta
----------------------------------------
Norman J. Barta
President and Chief Executive Officer

[Inside Back Cover]

BOARD OF DIRECTORS
Eric A. Rose, M.D.
Chairman, Nephros, Inc.,
Chairman of the Department of Surgery
Columbia University College of Physicians and Surgeons
Surgeon in Chief
Columbia Presbyterian Medical Center
Norman J. Barta
President and Chief Executive Officer
Nephros, Inc.
Lawrence J. Centella
President
Renal Patient Services, LLC
Howard Davis
Senior Vice President - Capital Markets
The Shemano Group
Donald G. Drapkin
Vice Chairman and Director
MacAndrews & Forbes Holdings, Inc.
William J. Fox
Chief Executive Officer and Director
LQ Corporation, Inc.
Chief Executive Officer and Director
Dynabazaar, Inc.
Bernard Salick, M.D.
Chairman and Chief Executive Officer
Bentley Health Care, Inc.
W. Townsend Ziebold, Jr.
President
Wasserstein Levered Venture Partners II, LLC

EXECUTIVE OFFICERS
Norman J. Barta
President and Chief Executive Officer
Corporate Secretary and Treasurer
Marc L. Panoff
Chief Financial Officer
SCIENTIFIC ADVISORS
Lee Henderson, MD FACP
Former Vice President of Scientific Affairs,
Baxter Healthcare International Renal
Division
Markle Scholar in Academic Medicine,
Jacob Ehrenzeller award for distinguished contributions to Medicine. One of two investigators awarded the title of Baxter
Distinguished Scientist. Editor in Chief of
The Journal of Blood Purification for the 10 years prior to his retirement.
John T. Daugirdas, MD
University of Illinois at Chicago School of Medicine Associate. Chief of Staff for research and Development, VA Chicago
- Westside Medical Center. Co-author The
Handbook of Dialysis.
Detlef Krieter, MD
Fellow at the University of Goettingen
and University of Wuerzburg, Germany,
and University of Montpellier and Renal
Research and Training Institute, Montpellier,
France; consultant at the Nephrology
Center of Lower Saxony, Germany. Active
researcher in the field of extracorporeal renal replacement therapies.
Leonard Stern, MD FACP
Medical Director at Columbia University
Dialysis Center, and Assistant Professor of Clinical Medicine, Columbia University,
College of Physician and Surgeons.

STOCK LISTING

Ticker: NEP

TRANSFER AGENT
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Telephone: 212-509-4000
E-mail: cstmail@continentalstock.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Parsippany, New Jersey

FORM 10-KSB
The Company's Form 10-KSB Annual Report
for the fiscal year ended December 31,
2004 and any exhibits thereto, filed with the Securities and Exchange Commission, is available by visiting the Company's website, www.nephros.com. It may also be obtained without charge upon written request to:

Investor Relations and Corporate
Communications
Nephros, Inc.
3960 Broadway
New York, NY 10032

Headquarters
Nephros, Inc.
3960 Broadway
New York, NY 10032
Tel: 212.781.5113
Fax: 212.781.5166

Customer Service
Nephros International Ltd.
1st Floor, Suite 5
The Avenue, Beacon Court
Sandyford Industrial Estate
Dublin 18 Ireland
Tel: + 353 1213 5912
Fax: + 353 1213 5915
www.nephros.com
---------------

[Back Cover]

Nephros

[Graphics omitted]
This product is not yet approved nor available for sale

[Graphic omitted]
This product is approved for sale in the European Union
This product is not yet FDA approved for sale in the US

Nephros, Inc.
3960 Broadway
New York, NY 10032
Tel: 212.781.5113
Fax: 212.781.5166
www.nephros.com
---------------

Nephros International Ltd.
1st Floor, Suite 5
The Avenue, Beacon Court
Sandyford Industrial Estate
Dublin 18 Ireland
Tel: + 353 1213 5912
Fax: + 353 1213 5915